UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                        AMENDMENT NO. 1 TO
                            FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  WIRELESS DATA SOLUTIONS, INC.
                ----------------------------------
          (Name of Small Business Issuer in its charter)

                Utah                                  93-0734888
-----------------------------------      -----------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization.)

       1016 Shores Acres Drive, Leesburg, Florida     34784
      ------------------------------------------------------
            (Address of principal executive offices)     (Zip code)

Issuer's Telephone Number:         (352) 323-1295


Securities to be Registered Pursuant to Section 12(b) of the Act:   None

Securities to be Registered Pursuant to Section 12(g) of the Act:

                  Common Stock, $0.001 par value
                ----------------------------------
                         (Title of Class)
























                    FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE CAPTIONS "DESCRIPTION OF BUSINESS OPERATIONS," AND "MANAGEMENT'S DISCUSSION AND ANALYSIS," INCLUDING STATEMENTS CONCERNING (I) THE COMPANY'S STRATEGY, (II) THE COMPANY'S EXPANSION PLANS,
(III) THE MARKET FOR THE COMPANY'S PRODUCTS, (IV) THE EFFECTS OF GOVERNMENT REGULATION OF THE COMPANY'S PRODUCTS AND (V) THE EFFECTS ON THE COMPANY OF CERTAIN LEGAL PROCEEDINGS. BECAUSE SUCH STATEMENTS INVOLVE RISKS OF UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN (SEE ITEM 6 "MANAGEMENT'S PLAN OF OPERATIONS," UNDER THE SUBHEADING "FACTORS THAT COULD AFFECT THE COMPANY'S ABILITY TO ACHIEVE ITS OBJECTIVES"). THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.













































                              PART I

ITEM 1.     DESCRIPTION OF BUSINESS.

A.     Business Development and Organizational History
       ------------------------------------------------

     Wireless Data Solutions, Inc. (the "Company") was organized under the laws of the State of Oregon on March 7, 1984, under the name "Gold Genie Worldwide, Inc." The Company was incorporated for the primary purposes of manufacturing, assembling, selling and distributing mining equipment for various uses, including the recovery of precious metals and gems.

     The Company was initially authorized to issue 50,000,000 shares of common stock with a par value of $.001 per share (the "Common Stock"), and 3,000,000 shares of preferred stock with a par value of $.002 per share. Upon the Company's incorporation, the Board of Directors of the Company authorized the issuance of 10,805,000 shares of the Common Stock to directors, executive officers and persons who may be deemed to have been promoters or founders of the Company for the total consideration of $129,893. Of such initially authorized shares, 8,000,000 were issued to Heartland Diversified Industries, Inc. ("Heartland"), from which the Company acquired all of the assets and liabilities then held by Heartland, and 2,000,000 shares were issued to the partners of Gold Genie Worldwide, the predecessor partnership to the Company.

     On July 24, 1985, the Company publicly offered 4,000,000 units, at a offering price of $0.125 per unit, with each unit consisting of one share of the Common Stock and two warrants. The two warrants were designated as Warrant A and Warrant B. Warrant A could be exercised to purchase one share of Common Stock at a purchase price of $0.25, and Warrant B could be exercised to purchase one share of Common Stock at a purchase price of $0.50. Total proceeds from the public offering, net of issuance costs, including underwriting fees of $75,908, amounted to $424,092.

     On December 17, 1987, the Company entered into a Settlement Agreement and Release (the "Settlement Agreement") with certain of the Company's shareholders and directors (the "Settlement Shareholders"). The Settlement Agreement became effective September 30, 1987, pursuant to which the Company released its right to manufacture, distribute and sell the Gold Genie mining machine, and conveyed to the Settlement Shareholders substantially all of the Company's assets as in existence on September 30, 1987. In exchange for such release, the Settlement Shareholders agreed to assume substantially all of the Company's liabilities as in existence on September 30, 1987, and agreed to pay to the Company a royalty of $10 per Gold Genie mining machine sold by the Settlement Shareholders over the subsequent five-year period, which sales were in no event to be less than 100 Gold Genie mining machines, and to return and transfer to the Company 2,000,000 shares of the Common Stock held by the Settlement Shareholders.

     At the Company's annual shareholders meeting held June 4, 1988, the shareholders of the Company approved a change of the Company's name to "Products, Services & Technology Corporation." This name change was effected on June 13, 1988, by the Company filing with the Secretary of State of the State of Oregon a Certificate of Amendment to its Articles of Incorporation.

     At the Company's annual shareholders meeting held March 31, 1989, the shareholders of the Company approved a further amendment to the Company's Articles of Incorporation to decrease the authorized capital of the Company to 25,000,000 shares of the Common Stock, retaining the par value at $.001 per share, with appropriate adjustments to the stated capital and capital surplus accounts of the Company. The shareholders voted to retain as authorized, 3,000,000 shares of preferred stock with a par value of $.002 per share.

     On May 29, 1997, the Company's shareholders approved a change in the Company's place of domestication to the State of Utah, which was effected on June 2, 1997, pursuant to the Company filing Articles of Domestication with the Utah Department of Commerce, Division of Corporations and Commercial Code (the "Division"). Pursuant to requisite shareholder approval and in order to better conform the Company's name to its primary business, on June 13, 1997, the Company changed its name to "Wireless Data Solutions, Inc." by filing with the Division, Articles of Amendment to its Articles of Incorporation.

B.     Subsidiaries

     PST Financial Corporation. On October 3, 1985, the Company organized Gold Genie Party Programs, Inc., a Montana corporation, as a wholly-owned subsidiary of the Company. By Articles of Amendment to the Articles of Incorporation, duly approved by the sole shareholder, and filed with the Montana Secretary of State, the name of the corporation was changed to PST Financial Corporation ("PST Financial"). PST Financial has had minimal operations since its inception. At present, PST Financial is, in effect, a "shell" company with no assets, liabilities, nor sales.

     Distributed Networks, Inc. On April 19, 1988, the Company entered into an agreement to acquire all of the outstanding shares of Distributed Networks, Inc., a California corporation ("Dinet"), in exchange for 8,500,000 shares of the Company's Common Stock. As part of the acquisition, the Company provided $200,000 to Dinet for working capital, and in September, 1988, new management was hired at Dinet. At the time it was acquired, Dinet was primarily engaged in the development and marketing of technology relating to the digital recording systems industry. The majority of Dinet's revenues were derived from sales to Dictaphone Corp., based on contracts which were set to expire in 1989. Dinet also had developed a basic design for a product known as a Mobile Data Terminal ("MDT"), which was named "Data Mate." Dinet has focused its continuing operations on the growing MDT market, marketing electronic communications equipment primarily to vehicle fleet owners.

C.    Former Subsidiaries
     ---------------------

     Bernard, Lee & Edwards Securities, Inc. On January 3, 1989, Pro America Securities, Inc. ("Pro America"), a Delaware corporation, was organized as a wholly-owned subsidiary of the Company. Pro America was formed to engage in the business of a full-service securities firm. The Company provided initial funding to Pro America of $25,000 on March 10, 1989, in exchange for 25 shares of Pro America's common stock. At a special meeting of the shareholders of Pro America held on November 6, 1990, an amendment to its Certificate of Incorporation was unanimously approved to change the name of the corporation to Bernard, Lee & Edward Securities, Inc. ("BLE").

     On June 17, 1991, the National Association of Securities Dealers ("NASD") issued a license to BLE, and BLE began business operations in September, 1991 as a broker-dealer member of the NASD. On March 27, 1996, the Company entered into a Buy/Sell Agreement with Heartland (the "Heartland Agreement"), whereby the Company agreed to sell to Heartland all of the common stock of BLE owned by the Company. In exchange for such common stock, Heartland agreed to pay the Company $164,000. At the time of such transaction, and as referenced above, Heartland was a shareholder of the Company, owning approximately 22.9% of the total issued and outstanding shares of the Company's Common Stock. To date, Heartland has not paid any of the $164,000 which it agreed to pay.

D.     Description of Business Operations
       ----------------------------------

    Through its wholly-owned subsidiary, Dinet (all references hereafter to the Company should be deemed to include Dinet), the Company is engaged in the business of designing, manufacturing and marketing electronic digital equipment, in several product categories.

     1.     Principal Products and Services
            -------------------------------

     The Data Mate.

     The Data Mate is a wireless communication device that transmits information in digital form over two-way radio. It may be installed in any vehicles with conventional two-way radios. The Company estimates that there are more than 14 million such vehicles in use today in the United States. Because of such a large volume of users, conventional two-way radio frequencies are being overwhelmed.

      The Data Mate has been designed to relieve the growing two-way radio congestion problem. In this regard, the Company has developed technology whereby the Data Mate will interface with cellular telephone systems.
Cellular systems operate on two-way radio systems dedicated to telephone use. By means of Cellular Digital Packet Data ("CDPD") technology, which underlies software currently being developed by the Company, the Company's Data Mate can be employed to deliver rapid, digital bursts of information during the small, unused periods of airtime on a cellular system. The Data Mate is capable of identifying a split-second of open airtime, during which time up to 255 characters of data can be transmitted.

     Compared to traditional telephone and voice-transmission technology, the Data Mate offers advantages such as increased confidentiality, accuracy, and speed. Furthermore, the Data Mate is equipped to store messages when a vehicle is unattended, to record dates and times of messages, and to send emergency alarm messages. The Data Mate provides a direct link to the central vehicle fleet operator, and can interface with computer systems for seamless automated fleet communication and control.

     The Data Mate offers additional optional features and accessories or peripheral devices, such as: (i) real-time, central computerized vehicle tracking, which can be employed to improve fleet efficiency and facilitate rapid maintenance response and road-side assistance; (ii) credit card readers, which can be employed by vehicles-for-hire, such as taxis, limousines, or by transient service industries, such as plumbing repair; (iii) bar code readers, used in businesses requiring inventory and parts control; and (iv) hard copy printers, which can produce immediate, on-site invoices and receipts.

     The first market for the Data Mate, ready-mix concrete trucks, was identified by the Company in 1992. There are currently over 10,000 Data Mates installed in ready-mix concrete trucks. In addition to ready-mix concrete trucks, the Date Mate has been installed in the following types of vehicles: sand and aggregate trucks, parcel delivery vans, helicopters, concrete cutting and drilling vehicles, taxis, television cable trucks, ambulances, paratransit vans, and plumbing trucks.



Software Products.

     In late 1995, the Company established a plan to develop software products to enhance vehicle fleet management. Such software products, some of which are still currently in development, will be designed as turn-key packages that will provide for comprehensive fleet management.

     The Company's first software product, which is presently available for commercial distribution, is an automatic vehicle tracking system which superimposes a vehicle's location on a graphically-represented map installed on a customer's central fleet control computer. This tracking system utilizes the Global Positioning System (GPS), consisting of 24 Earth-orbiting satellites deployed by the Department of Defense. Because reception of the signals generated by GPS satellites is free and unencumbered, the Company's mobile data terminals, such as the Data Mate, equipped with the Company's tracking system software, can track each vehicle in a mobile fleet, anywhere in the world. This product has recently formed an integral part of a substantial order of the Company's Data Mates, bar code readers and dispatching software by a large plumbing operation in California.

      The development of other software products is currently in progress, including the following:

          Dispatching Software. This operating software, which is currently in the development stage, consolidates centralized control of a vehicle fleet, creating a multi-function computer system platform for fleet management, billing and credit extension, among other things. Because similar operating software is and may become available in the mobile fleet management industry, the Company expects to compete by offering user-friendly, convenient software at a favorable cost to the consumer. The Company expects to complete the initial release of this software in November, 1997.

     The following software products have already been completed and are being marketed by the Company.

          Mapping Software. As discussed above, the Company has completed development and is actively marketing mapping software designed to track fleet vehicles and display their location on a computer-generated map. The Company intends to continue enhancing its mapping software, including the ongoing development of add-on map modules. The creation of additional map modules for new geographical regions will position the Company to market its mapping software in various new markets.

           Dinet Custom Software Interfaces. The Company has developed several custom software interface products that allow the Company's proprietary terminal and controller products to interface and communicate with third-party software applications. Such interface products, called Dynamic Link Libraries ("DLLs"), allow software developers to communicate with the Company's mobile data terminals, such as the Data Mate. In essence, by automatically handling the necessary interface timing and protocol, each DLL enables a software programmer to integrate a differing software application with the Company's Data Mate, without disclosing the Company's proprietary software codes.

           CDPD Software. CDPD software allows the interface of the Company's Data Mates with cellular telephone systems. Marketing of the Company's CDPD software will be targeted at cellular providers, among other industries. The Company believes that the CDPD software will increase the efficiency and profitability of cellular providers by facilitating the identification and utilization of idle time on the cellular network between cellular telephone calls to rapidly transmit substantial data packets. Use of the Company's CDPD software can also result in a geographical expansion of the communication capabilities of a vehicle fleet's central control, from a "local" range with traditional two-way radio to a nationwide range with a cellular system.

     2.     Risk Factors That May Affect Operating Results
            ----------------------------------------------

     Important factors that may cause results to differ from expectations include, without limitation, the following:

     Limited Market for Shares. There is currently only a limited market for the Company's Common Stock. There can be no assurance that a larger market for the Common Stock will ever be developed or maintained. Factors such as the success or lack thereof of the Company's efforts to market its products and services, competition, governmental regulations, and fluctuations in operating results may all have an effect on the market for the Company's Common Stock, which market may be volatile. The stock markets generally have experienced, and will likely experience in the future, extreme price and volume fluctuations which have affected the market price of the shares of many small capital companies, and which have often been unrelated to the operating results of such companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's Common Stock in any market that develops.

     Reliance on Key Personnel. The Company's performance is substantially dependent on the performance of its executive officers and key employees. The Company is dependent on its ability to retain and motivate highly-qualified personnel, especially in management and technical positions. The Company does not have a "key person" life insurance policy on any of its employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, operating results or financial condition of the Company. The Company's future growth and success also depends on its ability to identify, hire, train and retain other qualified management and technical personnel in the future. There can be no assurance that the Company will be able to identify, hire, train or retain such personnel. The inability to hire and retain necessary personnel could have a material adverse effect on the Company's business operations and financial condition.

     Penny Stock. The Company's securities are deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Commission. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's Common Stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's Common Stock to resell their shares to third parties or to otherwise dispose of such shares.

     3.     Distribution Methods
            ---------------------

     Marketing Efforts.

     Historically, the Company has marketed its products from Dinet's offices in Oceanside, California, by advertising in trade journals, attending industry trade shows, and through referrals. If the Company's profitability continues to improve, it is anticipated that the Company will expand its marketing efforts, with increased exposure in trade publications and at industry conferences and trade shows.

     Among the Company's primary marketing methods, the most effective has been trade journal advertising. The Company believes that such advertising is effective because many vehicle fleet operators employ staff whose sole responsibility is vehicle communications. Such responsibility would include research and study regarding industry developments, requiring attention to trade publications.

     Distribution Efforts.

     Standard distribution practice in the mobile data terminal ("MDT") industry has focused on sales direct from the manufacturer to mobile fleet operators. The Company is engaged in this method of distribution, and employs a sales force of three full-time salespeople and one part-time salesperson. The Company's primary sales office is at Dinet's headquarters in Oceanside, California, and the Company operates one satellite sales office in St. Cloud, Minnesota, which is near Minneapolis. The Company's success in selling its products direct to the end-user is, and the Company expects will continue to be, dependent on the continued success of the Company's advertising efforts, as well as the ability of the Company's sales force to build and maintain contacts in the industry.

     The Company believes that the industry's standard distribution practice is limited in potential because of the typical manufacturer/end-user relationship. Most MDT manufacturers do not produce comprehensive turnkey systems for immediate implementation by mobile fleet operators. Instead, in most cases, a manufacturer seeks to negotiate contracts with a mobile fleet operator whereby the manufacturer produces MDTs that are designed to the mobile fleet operator's specifications. Because the manufacturer and mobile fleet operator must agree on numerous details, including the underlying software configuration, the process of negotiation can be lengthy and expensive. The time-consuming sales process has limited the development of a retail dealer network, since dealers, as "middlemen," often require faster turn-around and greater volume to realize a reasonable profit margin.

      The Company's products have been developed as comprehensive, turnkey MDT systems, designed to be implemented by most mobile fleet operators without significant alteration or reconfiguration. As a result, the Company believes that it can develop a retail dealer network. The Company plans to establish five regional offices in the United States which will be supervised by sales managers who will develop and support a retail dealer network in their respective region. The Company has already opened its first such regional office in St. Cloud, Minnesota, and is developing a uniform program of operation which will provide the foundation for other offices to be opened over time, as justified by market development.

     The Company believes that its products are accorded a favorable reputation in the industry and that its ongoing development of a retail dealer network will result in increased sales. However, there can be no assurance that the Company's efforts to market its products either direct to end-users or through retail dealers will be successful.

     4.     Competition
            -----------

      The MDT market is expanding and is intensely competitive. The Company competes directly with other companies that offer similar MDT hardware and software to mobile fleet operators. In so competing, the Company emphasizes the low cost, comprehensive, turnkey convenience and overall compatibility of its products. However, many of the Company's competitors have substantially greater name recognition and financial resources than the Company. Some of the leading companies in the industry are Mentor, Data Express, Command Data, and GSMI (Gandolph). There can be no assurance that the Company's business and results of operations will not be affected materially by market conditions and competition in the future.

     5.     Proprietary Rights
            ------------------

     Certain elements of the Company's software and hardware constitute confidential trade secrets that the Company protects through software modification in a manner that no one person can understand the make-up of the system used by the Company. The Company has never experienced an unauthorized public disclosure of any confidential trade secrets to its knowledge.

     6.     Government Approvals
            --------------------

     The Company's mobile data terminals, or Data Mates, are subject to regulation by the Federal Communications Commission (FCC) under FCC Regulations Part 15. Such regulations require that operation of the Data Mate be subject to supervision by a controller situated at a "home base" location. The Company's controller was tested in accordance with the requirements of FCC Regulations Part 15, and satisfied such requirements.

     7.     Effect of Governmental Regulations
            ---------------------------------

     The Company has satisfied the requirements of FCC Regulations Part 15, which is the only material fee regulation pertinent to the Company's products or services. As with any business, other governmental regulations and requirements may have a substantial effect on the Company's business operations.

     8.     Research and Development Expenses
            ---------------------------------

     The Company spent approximately $50,000 on research and development efforts in fiscal year 1995, approximately $200,000 in fiscal year 1996 and approximately $198,000 on such efforts in fiscal year 1997. The Company's research and development efforts are directed toward the development of new products, rather than the enhancement of existing products. The Company bases the sales price for existing products on the nature of the product, market conditions and market norms, and competition, and therefore, it is not possible for the Company to estimate the extent to which the Company's research and development expenses are borne directly by customers.

     9.     Environmental Compliance
            ------------------------

     To date, the Company's operations do not implicate any environmental laws or regulations.

     10.     Employment Matters
             -------------------

     The Company currently employs 18 employees, of which 17 are full-time employees.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Fiscal Years 1996 and 1997
     --------------------------

     Revenues increased approximately $300,000 from approximately $2.1 million in fiscal 1996 to approximately $2.4 million in fiscal 1997. This increase is partially a result of substantial sales of a new product model offered by the Company. The increase is also attributable to the Company's continued penetration in the ready-mix cement segment of the market, along with repeat sales to the Company's existing customer base. In addition, the Company has been able to further penetrate other market segments such as taxis and paratransit. Other income resulted from consulting fees received from Heartland Diversified Industries, Inc., which purchased BLE from the Company pursuant to an agreement dated March 27, 1996 (the "Heartland Agreement").

     The Company's gross profit margin on product sales decreased by approximately 6.5% from 59.18% in 1996 to 52.68% in 1997. The decrease in gross profit margin resulted from the large dollar amount of sales of a new mobile data terminal produced by the Company. The Company has been able to reduce its cost of producing this new mobile data terminal and expects that with greater economies of scale in the future, the cost to produce this new terminal will decrease. Typically, the gross profit margin as a percentage of product sales will vary plus or minus five points based on the package of products sold. Certain models have been in production longer; consequently, the Company is realizing some economies of scale, through more efficient purchasing and manufacturing.

     Operating expenses increased approximately $270,000 from approximately $880,000 in 1996 to approximately $1.15 million in 1997. This increase was directly related to the increased cost of developing mapping software and related modules, and the development of a new micro processor to be used in all mobile data terminals produced by the Company. The Company anticipates that these expenditures will generate benefits which should enhance the Company's ability to achieve profits through greater economies of scale and decreased costs in future years. As a result of the increase in operating expenses being disproportionately higher than the corresponding increase in product sales, the Company's net income for 1997 was lower than for 1996.

     Income tax expense increased by approximately $19,500, from $9,500 in 1996 to approximately $29,000 in 1997. This increase was a direct result of Dinet's increased profitability in 1996 over 1995 and as a result of Dinet having used all of its state net loss carry forward. As a result of its increased profitability and its inability to carry forward any past net loss, Dinet, has become subject to California state income tax.

     As a result of the Heartland Agreement, minority interests no longer have a share in the income of the Company. The impacts of the sale are shown under the discontinued operations section.

     Accounts receivables increased by approximately $430,000 from approximately $330,000 in 1996 to approximately $760,000 in 1997. There are two principal reasons for such increase. First, the Company entered into a large contract of approximately $190,000 which required special payment terms in order for the Company to gain a competitive edge. As of September 30, 1997, the amount owed under such contract was approximately $133,000. The customer had agreed to pay a minimum of $10,000 per month on such contract and is current in its scheduled payments as of the date of this Registration Statement. As of January 1, 1998, the outstanding balance owed under such contract was approximately $84,000. Second, the Company made certain shipments of new software product which contained programming errors. As a result of these errors, several customers withheld payment until the software could be corrected. The Company continues to work with these customers in an effort to collect on unpaid accounts. Payments are currently being made as expected.

     Inventory decreased by approximately $110,000 from approximately $350,000 in 1996 to approximately $240,000 in 1997. Inventory decrease was a result of agreements with suppliers of raw materials whereby the Company is now able to purchase raw materials at lower prices and whereby inventory arrivals approach "just in time" status.

     The Company does not maintain high equipment levels because it outsources most product assembly which would otherwise require major capital expenditures for equipment. The equipment that is purchased is expensed in accordance with IRS guidelines. Management does not expect that the Company will make any major capital expenditures in the near future.

     Accounts payable increased approximately $229,000 from approximately $183,000 in 1996 to approximately $412,000 in 1997. This increase resulted somewhat from increased sales activity. The increase also resulted from working capital borrowed from Brian Watts which is secured by accounts receivable of the Company. See Certain Relationships and Related Transactions
  Certain Factoring Arrangements and Notes to Financial Statements. As of September 30, 1997, the Company owed $112,000 to Mr. Watts under such arrangements.

     The accrued salaries reflected in the financial statements result from a period between October 1989 and September 1994 when salaries were not paid to certain officers of the Company as a means of preserving Company funds.
During that period, Michael B. McLaughlin, Patrick Makovec and Brian Watts received substantially no salary. At fiscal year end 1997, the balance owed for unpaid and accrued salaries and related payroll taxes was $692,132. Interest has not been charged on the unpaid and accrued salaries. Salaries have been paid on a current basis from October 1994 to present. In 1996, although $50,000 of the unpaid and accrued salaries was shown as a current liability, none was paid. No formal arrangement has been established for the payment of unpaid and accrued salaries. However, the Company intends to pay approximately $100,000 per year of unpaid and accrued salaries until such time as the amount is reduced to zero. Notwithstanding, however, payments thereon are subject to the Company's profitability and cash flow requirements. No payments of unpaid and accrued salary have been made over the last 22 months.

     In January, 1996, the Company's President, Michael B. McLaughlin, exercised options on 25,000 shares of common stock at $.05 per share. In addition, outside consulting services were purchased in exchange for 10,000 shares. Heartland Diversified Industries, Inc. purchased stock for a total of $48,000, which is shown as a receivable from related entity.

     In the third quarter of FY1996, the Company entered into a personal service contract with a public relations firm. Management anticipates that services to be rendered to the Company thereunder will increase industry awareness of the Company and its products.

     In the first quarter of FY1997, 20,000 shares were issued to outsiders as payment for certain consulting and public relations services. During the third quarter of FY1997, the Company sold 87,500 shares of Common Stock to raise $35,000 which is to be used for working capital. In the fourth quarter the Company sold 37,500 shares of Common Stock to raise an additional $15,000 for working capital. See Recent Sales at Unregistered Securities.

ITEM 3.     DESCRIPTION OF PROPERTY.

     Office Space
     ------------

     The Company leases offices in three locations: (1) Oceanside, California;
(2) St. Cloud, Minnesota; and (3) Leesburg, Florida. The Oceanside office houses the headquarters of Dinet. The Company leases 5,200 square feet of space at the Oceanside office for a total rent of $2,621 per month. The term of the Oceanside lease is one year, renewable for additional one-year terms from September to September each year. The St. Cloud office consists of 850 square feet of leased space, leased on month-to-month basis for $250 per month. The Leesburg office, which is the Company's headquarters, consists of 300 square feet of leased space, leased on a month-to-month basis for $100 per month.

     At present, management believes that the Company's current space is adequate for its needs. However, the Company may require additional space in the future if growth continues to occur. In such event, the Company will seek to obtain favorable lease terms on any necessary additional space.

     Investment Policies
     -------------------

     It is the Company's policy to generally avoid investments in illiquid assets such as real estate and manufacturing equipment. With regard to excess funds and retained earnings, the Company generally invests such funds in money market funds or treasury funds. The Company typically funds ongoing operations from cash flow, and generally does not have significant funds available for long-term investment.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     Security Ownership of Certain Beneficial Owners
     -----------------------------------------------

     The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of December 31, 1997:

                              Number of Shares          Percentage of Total
Name of Shareholder          Beneficially Owned         Outstanding Shares
-------------------          ------------------         ------------------
Heartland Diversified        1,815,320                  22.23%
Industries, Inc.
Patrick L. Makovec           2,711,983(1)               33.01%
Michael B. McLaughlin        2,768,568(2)               34.51%

(1) Includes 1,815,320 shares of Common Stock owned by Heartland. As a result of being a director and 15.6% shareholder of Heartland, Mr. Makovec shares investment and voting control over the Common Stock held by Heartland. Mr. Makovec disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act.

(2) Includes 1,815,320 shares of Common Stock owned by Heartland. As a result of being a director, president and a 35% shareholder of Heartland, Mr. McLaughlin shares investment and voting control over the Common Stock held by Heartland. Mr. McLaughlin disclaims beneficial ownership of these shares pursuant to Rule 12d-4 under the Exchange Act.


     Security Ownership of Management
     --------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of December 31, 1997:




                                                   Number of     Percentage of Total
Name of Officer or Director  Position or Title   Shares Owned    Outstanding Shares
---------------------------  -----------------   ------------    ------------------
Michael B. McLaughlin        Chairman, President 2,768,568 (1)   34.51%
                             and CEO; Chairman
                             and Secretary of
                             Dinet

Patrick L. Makovec           Director, CFO,      2,711,983(2)    33.01%
                             Treasurer and
                             Secretary;
                             Director, President
                             and Treasurer of
                             Dinet

Brian J. Watts               Director, Vice        311,750       03.82%
                             President and
                             General Manager of
                             Dinet

Brian Blankenburg            Director                5,000       Less than 1%

Directors and Executive Officers as a Group
(4 persons)                                      5,797,301(1)(2) 71.00%


(1) Includes 1,815,320 shares of Common Stock owned by Heartland. As a result of being a director and 15.6% shareholder of Heartland, Mr. Makovec shares investment and voting control over the Common Stock held by Heartland. Mr. Makovec disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act.

(2) Includes 1,815,320 shares of Common Stock owned by Heartland. As a result of being a director, president and a 35% shareholder of Heartland, Mr. McLaughlin shares investment and voting control over the Common Stock held by Heartland. Mr. McLaughlin disclaims beneficial ownership of these shares pursuant to Rule 12d-4 under the Exchange Act.

     Changes in Control
     ------------------

     At present, there are no arrangements or pledges of the Company's securities which may result in a change in control of the Company.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth the name, age and position of all current directors and executive officers of the Company and its principal subsidiary, Dinet. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or until their prior resignation or termination. The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business operations.

Name of Person             Position or Title
--------------             -----------------
Michael B. McLaughlin      President, Chief Executive Officer and Chairman;
                           Chairman and Secretary of Dinet

Patrick L. Makovec         Chief Financial Officer, Director, Treasurer and
                           Secretary; Director, President and Treasurer of
                           Dinet

Brian Watts                Director, Vice President and General Manager of
                           Dinet

Brian Blankenburg          Director

     Background Information
     ----------------------

     Michael B. McLaughlin, age 59, has served as Chairman of the Board of the Company since its inception in March, 1984. In January, 1989, he was elected CEO and Secretary, and in April, 1996, he was elected President of the Company. Prior to joining the Company, Mr. McLaughlin was engaged in the securities industry in Minneapolis, Minnesota, from 1965 to 1975, as a broker and manager of various investment concerns. Following such experience, he was involved in investment management in the farming and real estate industries. In 1981, he was elected Chairman and President of Heartland Diversified Industries, Inc., a Montana corporation which at the time was involved primarily in the management of mining properties and investments, which positions he continues to hold. Heartland is currently the Company's largest shareholder and a non-operating holding company. Mr. McLaughlin is also the Chief Executive Officer of BLE, a National Association of Securities Dealers licensed broker-dealer located in Florida. He is resident in the Company's Leesburg, Florida office.

     Patrick L. Makovec, age 55, has served as a Director of the Company since December, 1987. He is currently also serving as Treasurer of the Company, to which position he was elected in December, 1986. In September, 1988, Mr. Makovec was elected as the President of Dinet, a position which he continues to hold. Mr. Makovec's responsibilities include oversight of the Company's accounting systems and financial reporting. He is the former President of Tel Corp Leasing in St. Cloud, Minnesota, and received a Masters of Science in Business from the University of Wisconsin-Madison in May, 1974. Mr. Makovec is also currently the Treasurer and Financial Operations Officer of Heartland Diversified Industries, Inc., the Company's largest shareholder.

     Brian J. Watts, age 62, has been a Director, Vice President and General Manager of Dinet since September, 1988. Prior to that time, Mr. Watts had been employed by Dinet as a consultant since November, 1986. He is a native of London, England, and arrived in the United States in September, 1964, subsequently becoming a citizen. From November, 1964 until June, 1972, Mr. Watts was Sales Administrator for Sprague Electric. Thereafter, until March, 1976, he served as Operations Manager for AVX Corp., and subsequently worked as Administrator and General Manager of Coded Communications until January, 1988. He is resident in the Company's Oceanside, California office.

     Brian B. Blankenburg, age 52, was elected as a Director of the Company in June, 1997. Mr. Blankenburg is a partner in the Business Development Group ("BDG"), which provides consulting services in the areas of strategic planning, sales and marketing, management, acquisitions, funding, market research, due diligence and computer analysis. BDG has offices in Seattle, Milwaukee, Minneapolis, and Montgomery, the latter of which is managed by Mr. Blankenburg. Prior to joining BDG, from January, 1993 to October, 1996, Mr. Blankenburg served as Executive Vice President, and later President, of Hudson Industries, a holding company with assets in transportation and other industries. While at Hudson Industries, Mr. Blankenburg led the strategic repositioning of that company's business and the doubling of sales in four years. From March, 1990 to December, 1992, Mr. Blankenburg operated a business consulting company, Blankenburg & Bendt. From March, 1987 to March, 1990, he was Vice President of Sales at Pies, Inc. Prior to that time, Mr. Blankenburg held various management positions with International Multifoods, Beatrice, Green Giant and Hormel Company. He is a 1971 graduate of the University of Minnesota, where he received a B.A. in advertising. His continuing education has included the Beatrice Executive Marketing School at the J.L. Kellogg Graduate School of Business, Northwestern University, as well as studies at the University of Pennsylvania Wharton School of Business.

ITEM 6.     EXECUTIVE COMPENSATION.

     The following table sets forth the total compensation paid to the Company's President and other four most highly-compensation employees during the Company's past three fiscal years.

  Name
   And
Principal                       Fiscal
 Position                        Year               Salary
----------                      ------              ------

Michael B. McLaughlin            1997               $84,000
President and CEO                1996               $84,000
                                 1995               $84,000

Patrick L. Makovec               1997               $60,000
Treasurer, Secretary             1996               $60,000
and CFO                          1995               $60,000

Brian J. Watts                   1997               $63,000
Vice President                   1996               $63,000
                                 1995               $50,000

     No other compensation was given to any of the above-listed employees during the relevant time periods. Except for providing standard-form health insurance to its employees, during such time period, the Company did not pay any bonuses, or grant any stock awards, options or stock appreciation rights, or pay any other form of compensation or perquisites.

     In January, 1996, Michael B. McLaughlin exercised certain options granted to him under the Company's executive incentive stock option plan (discussed below), for the purchase of 25,000 shares of the Common Stock at an exercise price of $0.05 per share.

     Executive Incentive Stock Option Plan
     -------------------------------------

     Under an incentive stock option plan ("ISOP") approved by the Company's shareholders, 500,000 shares of its Common Stock have been authorized for issuance to officers and other key employees. Exercise prices for options granted under such ISOP are determined by the Company's Board of Directors at the time of grant, at prices intended to reflect the fair market value of the Company's Common Stock on the date of grant. Options granted under the ISOP can remain effective for no more than ten years from the date of grant. As of August 30, 1997, options to purchase 450,000 shares of the Common Stock had been granted under the ISOP. As of August 30, 1997, options remained outstanding for the purchase of 245,000 shares of the Common Stock, all of which are exercisable at $0.05 per share.

     Management Incentive Earnings Plan
     ----------------------------------

     Under a management incentive earnings plan ("MIEP"), which is effective for five years beginning April 1, 1996 and ending March 31, 2001, officers and key employees are eligible to receive warrants to purchase the Common Stock, if certain earnings criteria are met. Specifically, warrants would have been issued if the Company had generated after-tax per share profits of at least $0.06 by March 31, 1997. That threshold target is graduated annually in $0.06 per share increments. Therefore, as of March 31, 2001, in order for any officer or key employee to be eligible to receive warrants under the MIEP, the Company must achieve after-tax per share profits of at least $0.30. The warrant exercise price is $0.50 per share of Common Stock. If, at the end of any year under the MIEP, the criteria for issuance of the warrants is not achieved, the number of warrants available for issuance under the MIEP is reduced by 20%. The MIEP initially authorized the issuance of warrants exercisable for a maximum of 500,000 shares of Common Stock per participant, with a corresponding maximum on the number of warrants that may be issued under the MIEP of 1,500,000. As of the end of the first year of the MIEP, which ended on March 31, 1997, none of the participants was eligible to receive any warrants. As a result, the maximum number of warrants that can be issued under the plan was reduced to 1,200,000. When issued, the warrants will be exercisable for a period of five years.

     Compensation of Directors
     -------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     There are no arrangements whereby any of the Company's directors was compensated during the Company's last fiscal year for any service provided as a director.

      Employment Contracts and Termination of Employment and Change-in-Control
      ------------------------------------------------------------------------
      Arrangements
      ------------

     Except as specifically provided in this Section, there are no employment contracts, compensatory plans or arrangements, including payment to be received by the Company, with respect to any director or executive officer of the Company which could in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or any of its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     The Company has agreed to provide severance payments to certain of its officers in an amount equal to one year's salary, in the event of a hostile or unfriendly takeover of the Company, or in the event that such officer's employment with the Company is terminated for any reason other than for fraud. Voluntary resignation by such officer reduces the available severance pay by 25%. In addition, if the Company becomes obligated for such severance pay, the Company will also be obligated to pay applicable bonuses, accrued unpaid salaries and reimbursable expenses, as well as the cost of benefits for one year. To date, the Company has agreed to such arrangements pursuant to a resolution of the Board of Directors of the Company, dated as of April 13, 1989, with Patrick L. Makovec and Michael B. McLaughlin.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Except as expressly set forth in this Item 7, there have been no material transactions, series of similar transactions, or currently proposed transactions, to which the Company or any of its subsidiaries has or is to be a party, in which the amount involved exceeded or shall exceed $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of the foregoing persons, had a material interest.

     Sale of Bernard, Lee & Edwards Securities, Inc.
     -----------------------------------------------

     On March 27, 1996, the Company entered into the Heartland Agreement with Heartland, whereby the Company agreed to sell to Heartland all of the common stock of its subsidiary, BLE. BLE was organized in January, 1989, under the corporate name "Pro America Securities, Inc." for the purpose of engaging in the business of a full-service securities firm. In exchange for all of the BLE stock owned by the Company, Heartland agreed to pay the Company the principal amount of $148,500, together with interest in the amount of $15,500, within twelve months after March 31, 1996. As of January 1, 1998, however, Heartland has made no payments under the Heartland Agreement. If no payments are made in fiscal year ending 1998, the Company intends to charge additional interest on the principal amount, in an amount to be determined at a later date.

     At the time of the transactions contemplated by the Heartland Agreement, and as referenced above, Heartland was a shareholder of the Company, owning approximately 22.9% of the total issued and outstanding shares of the Common Stock. Heartland is a privately-held company which was engaged in general investment activities, primarily focusing on farming and real estate investments. Currently, the Company is non-operating. The Company's Chairman and President, Michael B. McLaughlin, is the President and 35% shareholder of Heartland. Patrick L. Makovec, a Director and the Chief Financial Officer of the Company, is a 15.6% shareholder of Heartland.

     Certain Factoring Arrangements
     ------------------------------

     Brian J. Watts, Vice President and General Manager of Dinet, and members of Mr. Watt's immediate family, have on various occasions loaned funds to Dinet, which loans are secured by individual sales invoices generated by Dinet. The loans are to be repaid upon Dinet's collection of the receivables represented by such sales invoices. Loan amounts and terms of repayment vary greatly from loan to loan. Interest is charged on each loan at a rate of 0.0075% per week with a maximum interest charge of 4.5% of the total amount of each loan. In fiscal year 1995, the Watts family loaned Dinet a total of $320,000, upon which amount the Company has paid interest in the amount of $9,400. In fiscal year 1996, the Watts family loaned Dinet a total of $220,000, upon which amount the Company has paid interest in the amount of $9,500. In fiscal year 1997, the Watts family advanced a total of $523,000 to Dinet, upon which amount interest has accrued in the amount of $25,000.

ITEM 8.     DESCRIPTION OF SECURITIES.

     The Company is authorized to issue a total of 25,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock.

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at a meeting of the stockholders. The shares of Common Stock do not carry cumulative voting rights in the election of directors.

     Shareholders of the Company do not have pre-emptive rights to acquire additional shares of Common Stock or other securities of the Company. The Common Stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the Common Stock now outstanding are fully paid and non-assessable.

     At present, the Company has not issued any shares of Preferred Stock.
The Company's Articles of Incorporation provide that the Board of Directors may designate and determine the preferences, limitation and relative rights of the Preferred Stock, prior to any issuance thereof.

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company.

                             PART II

ITEM 1.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Market Information
     ------------------

     The Common Stock is currently listed in the "pink sheets" of the NQB and the OTC Bulletin Board of the NASD under the symbol "SOLU." During the past two fiscal years, there has been only a limited public market for the Common Stock, and there can be no assurance that a more robust public market for the Common Stock will develop or be maintained in the future.

     The high and low bid prices for shares of the Common Stock for each quarter within the last two fiscal years are as follows:

Quarter Ending:              High Bid              Low Bid
---------------              --------              -------
December 31, 1995            7/16                  3/8
March 31, 1996               1/2                   7/16
June 30, 1996                9/16                  7/16
September 30, 1996           1 1/4                 7/8
December 31, 1996            1 1/8                 3/4
March 31, 1997               3/4                   5/8
June 30, 1997                1 1/2                 7/16
September 30, 1997           [15/16]               [7/8]

     The above-listed bid prices were obtained from market makers in the Company's Common Stock and do not necessarily reflect actual transactions, or retail mark-ups, mark-downs or commissions.

     Outstanding Options, Warrants or Calls to Purchase the Company's Common
Stock

     As discussed above in Part I, Item 6, "Executive Compensation," there are currently outstanding options, granted pursuant to the Company's incentive stock option plan, to purchase 245,000 shares of Common Stock at an exercise price of $0.05 per share.

     On June 16, 1997, the Company's Board of Directors approved the grant of an option to purchase 50,000 "unregistered" and "restricted" shares of the Company's Common Stock at an exercise price of $1.00 per share. This option was granted to Tom Costa, a computer/Internet and public relations consultant, in connection with the Company's engagement of the consultant to perform services for the Company related to the consultant's expertise. The option vests in cumulative and progressive increments, based on a scheduled timetable of specified performance criteria. The option is exercisable for a period of 24 months from the date of grant and will expire on June 15, 1999.

     Securities Holders
     ------------------

     The number of record holders of the Common Stock as of December 31, 1997 was approximately 323.

     Dividends
     ---------

     The Company has not declared any cash dividends with respect to its Common Stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on the Common Stock.

ITEM 2.     LEGAL PROCEEDINGS.

     The Company is not a party to any pending legal proceeding. To the knowledge of the Company, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Common Stock is a party adverse to the Company or has a material interest adverse to the Company in any legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     James J. Harned, Certified Public Accountant, audited the Company's financial statements for the fiscal years ended September 30, 1996 and September 30, 1997. These financial statements accompany this Registration Statement.

     No reports or financial statements prepared by James J. Harned for and concerning the Company have contained an adverse opinion, or a disclaimer of opinion, nor were any such reports or financial statements qualified or modified as to uncertainty, audit scope, or accounting principles. During the engagement of James J. Harned, which engagement is ongoing, there have been no disagreements on any matter of accounting principles and practices, financial statement disclosure, or auditing scope or procedure, that if not resolved to the satisfaction of James J. Harned, would have caused him to make reference to the subject matter of the disagreements in connection with any audit of the Company.

     The Company has not been advised by James J. Harned that internal controls necessary for the Company to develop reliable financial statements do not exist nor that information came to its attention that led it to no longer be able to rely on management's representations or that made it unwilling to be associated with the financial statements prepared by management. The Company has not been advised by James J. Harned of the need to expand significantly the scope of the Company's audit, nor has the Company been advised that any information has come to the attention of James J. Harned that on further investigation may (i) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report, or (ii) cause James J. Harned to be unwilling to rely on management's representations or be associated with the Company's financial statements.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

     Effective October 3, 1996, the Company's Board of Directors approved the issuance of 10,000 shares of the Common Stock to each of Mark A. Gomes, a financial consultant for the Company, and John Zielinski, a public relations and business consultant for the Company, in exchange for services rendered to the Company by each. The Company offered the Common Stock in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Certificates representing such shares bear legends indicating that such shares are "unregistered" and "restricted," and may only be sold pursuant to an applicable exemption from registration set forth in relevant securities laws.

     On April 7, 1997, the Company's Board of Directors approved the sale of a maximum of 125,000 shares of the Common Stock at a purchase price of $0.40 per share to eight different shareholders. The Company offered the Common Stock in reliance on an exemption from registration under Section 4(2) of the Securities Act. As of July 8, 1997, all of the shares offered by the Company pursuant to such sale had been sold, resulting in receipt by the Company of $50,000 in capital funding. Certificates representing such shares bear legends indicating that such shares are "unregistered" and "restricted," and may only be sold pursuant to an applicable exemption from registration set forth in relevant securities laws.

     On April 15, 1997, the Company entered into an agreement with a public relations firm, which agreement is attached as an exhibit to this Registration Statement, pursuant to which the Company obtains advertising, marketing and general public relations assistance designed to increase awareness of the Company and its products in the marketplace. In exchange for these services, and in order to reduce initial cash payments for the public relations services, the Company agreed to issue to the public relations personnel 300,000 shares of the Common Stock. On October 15, 1997, the public relations agreement was amended to increase the number of shares to be issued by 150,000, for a total number of 450,000 shares of Common Stock to be issued in exchange for public relations services. As of August 30, 1997, none of such shares had been issued, and pursuant to the agreement will be issued following the effectiveness of certain securities registration statements, including this Form 10-SB, to be filed with the Securities and Exchange Commission. In the event that the Company is unable to file such securities registration statements, or such registration statements are not effective within a reasonable time, the Company will issue such shares called for by the agreement, as amended, as "unregistered" and "restricted" stock. The public relations firm engaged by the Company has agreed to reimburse the Company for certain expenses incurred by the Company in connection with preparation of the applicable securities' registration statements.

     Effective December 12, 1997, the Company's Board of Directors approved the sale of 724,008 shares of the Common Stock at a purchase price of $250,000 in the aggregate, to Holden Holdings, a non-U.S. Person. The Company issued such shares to the investor without registration, as being exempt from, or not subject to, the registration requirements of the US Securities Act of 1933, on the basis that the offer and sale of shares was occurring outside of the United States in accordance with the provisions of Regulation S promulgated pursuant to the Securities Act.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of the corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

     Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expense incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902.
Unless limited by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnify under the Utah Revised Business Corporation Act,
Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Article IV of the Company's Articles of Incorporation provides for the indemnification, to the fullest extent permitted by the Utah Revised Business Corporation Act or any other applicable law as in effect from time to time, of any director of the Company for liability to the corporation or to its shareholders for monetary damages for any action taken, or any failure to take any action, as a director.

                             PART F/S

Financial Statements.

Audited Financial Statements for Fiscal Years Ending September 30, 1996 and September 30, 1997

         Independent Auditor's Report

         Consolidated Balance Sheet at September 30, 1996 and September 30,
         1997

         Consolidated Statement of Income at September 30, 1996 and September 30, 1997

         Consolidated Statement of Stockholder's Equity

         Consolidated Statement of Cash Flows at September 30, 1996 and September 30, 1997

         Notes to Financial Statements



































                         JAMES J. HARNED
                   Certified Public Accountant
                      1316 Christopher Court
                     Bel Air, Maryland 21014
             Bus.: (410) 838-5948 Fax: (410) 838-1843


January 12, 1998

                   INDEPENDENT AUDITOR'S REPORT

I have audited the consolidated balance sheet of Wireless Data Solutions, Inc. and subsidiaries as at September 30, 1997 and the related consolidated statement of earnings, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and conduct the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for that opinion.

In my opinion, the consolidated balance sheet and statements of stockholders' equity (deficiency) referred to above present fairly, in all material respects, the financial position of Wireless Data Solutions, Inc. and Subsidiaries as at September 30, 1997 in conformity with generally accepted accounting principles, applied consistently.

/s/ James J. Harned
-------------------

James J. Harned, C.P.A.
Bel Air, MD 21014





















Wireless Data Solutions, Inc. And Subsidiaries
Consolidated Balance Sheet
As At September 30

                                                    1997             1996
                                                    ----             ----

ASSETS

Current Assets
--------------
 Cash and cash equivalents                       $83,330          $92,879
 Accounts receivable, net of $6,000
  allowance for doubtful accounts (Note 1)       761,586          332,640
 Receivable from Heartland Diversified (Note 2)                    82,000
 Inventory (Note 1)                              240,735          349,442
                                              ----------       ----------

   Total current assets                        1,085,651          856,961
                                              ----------       ----------

Fixed Assets (Note 1)
---------------------
 Office fixtures and equipment                    15,033          15,033
 Leasehold improvements                           12,894          12,894
                                              ----------      ----------

 Sub-Total                                        27,927          27,927
 Less: Accumulated depreciation
  and amortization                                27,927          27,927
                                              ----------      ----------

   Net fixed assets                                    0               0
                                              ----------      ----------

Other Assets
------------
 Due from related parties (Note 2)               244,442         111,500
 Deferred service contract (Note 8)              196,100
 Security deposits                                 3,113           3,113
                                              ----------      ----------

   Total other assets                            443,655         114,613
                                              ----------      ----------

Total Assets                                  $1,529,306        $971,574
                                              ==========      ==========

ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS
                  REPORT JAMES J. HARNED, C.P.A.










Wireless Data Solutions, Inc. And Subsidiaries
Consolidated Balance Sheet
As At September 30

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

LIABILITIES
                                                     1997              1996
                                                     ----              ----
Current Liabilities
-------------------
 Accounts Payable                                $411,800          $182,825
 Current portion of other liabilities              12,924            56,719
 Service contract payable in stock (Note 8)       196,400
 Advances from customers                           17,969             9,800
 Other accrued liabilities                         62,343            13,395
                                               ----------        ----------
  Total current liabilities                       701,436           262,739

Other Liabilities
-----------------
 Accrued salaries, related payroll
  taxes, reimbursable expenses
  payable to officers                             692,132          692,132
 Less: current portion                                  0           50,000
                                               ----------       ----------
   Total other liabilities                        692,132          642,132
                                               ----------       ----------
TOTAL LIABILITIES                               1,393,568          904,871
                                               ----------       ----------
 Minority interests in consolidated
  subsidiaries                                     20,000           20,000

STOCKHOLDERS' EQUITY (DEFICIENCY)
 Preferred stock, no par value;
 3,000,000 shares authorized:
 no shares issued or outstanding

Common stock, no par value;
 25,000,00 shares authorized:
 8,019,720 shares issued and outstanding
 at 9/30/96 and 8,164,720 at 9/30/97                8,165            8,020

Common stock options outstanding                   11,250           11,250
Additional paid-in capital                      1,378,485        1,321,830
Deficit                                        (1,233,389)      (1,245,624)
                                               ----------       ----------
Sub-Total                                         164,511           96,476

 Receivable from related entity
  for sale of common stock                        (48,773)         (48,773)
                                               ----------       ----------
Total Stockholders' Equity (DEFICIENCY)           115,738           46,703
                                               ----------       ----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIENCY)                           $1,529,306         $971,574
                                               ==========       ==========

ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS
                     JAMES J. HARNED, C.P.A.

Wireless Data Solutions, Inc. And Subsidiaries
Consolidated Statement of Earnings
For The Fiscal Year Ended September 30


                                         1997          1996
                                         ----          ----

REVENUES

Net product sales                     $2,358,902    $2,049,580
Other                                     48,000        41,975
                                      ----------    ----------
 Total revenues                        2,406,902     2,091,555

COST OF SALES

Products                               1,138,907       836,607
                                      ----------    ----------

 Total costs of sales                  1,138,907       836,607
                                      ----------    ----------

Gross Profit                           1,267,995     1,254,948

Operating Expenses                     1,148,042       879,021
                                      ----------    ----------

Income before interest and taxes         119,953       375,927
Interest expense                          29,252         9,500
                                      ----------    ----------

Income before taxes                       90,701       366,427
Income taxes (Note 1)                      9,114         3,838
                                      ----------    ----------

Income before minority interests          81,587       362,589

Minority interests                             0             0
                                     -----------    ----------

Income from continuing operations         81,587       362,589

Discontinued operations
-----------------------
  Loss from operations of former
   subsidiary                                          (11,069)
  Gain on sale of former subsidiary                    135,893
                                                    ----------
Net Income                               $81,587      $487,413
                                     -----------    ----------

Net Earnings per share of
 common stock                            $0.0100       $0.0607
                                     -----------    ----------

ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS
                  REPORT JAMES J. HARNED, C.P.A.


Wireless Data Solutions, Inc. And Subsidiaries
Formerly Known As Products, Services & Technology Corporation and Subsidiaries Consolidated Statement of Stockholders' Equity
For the Fiscal Year Ended September 30, 1996

                                            Common         Additional
                                  Common    Stock Options  Paid-In
                                  Stock     Outstanding    Capital      Deficit       Total
                                  --------  -------------  -----------  ------------ ------------
Balance at September 30, 1995     $ 7,816   $    11,250    $ 1,320,921  $(1,738,572) $  (398,585)
                                            ------------
Net Earnings for the year ended
  September 30, 1996                                                        487,413      487,413
Issuance of common stock               10                                                     10
Exercise of common stock options       25                                                     25
Stock issued to non-related
  parties for service                 169                          909                     6,613
                                  --------                 -----------                -----------
Discount on legal services                                                    5,535
                                                                        -------------
Sub-Total                           8,020        11,250      1,321,830   (1,245,624)      95,476
                                  --------  ------------   -----------  ------------- ----------
Receivable from related entity
   for sale of common stock                                                              (48,773)
                                                                                      -----------
Balance at September 30, 1996     $ 8,020   $    11,250    $ 1,321,830  $(1,245,624)  $   46,703
                                  =======   ===========    ===========  ============= ===========




ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS REPORT
                     JAMES J. HARNED, C.P.A.






































Wireless Data Solutions, Inc. And Subsidiaries
Consolidated Statement of Stockholders' Equity
For The Fiscal Year Ended September 30, 1997


                                            Common         Additional
                                  Common    Stock Options  Paid-In
                                  Stock     Outstanding    Capital      Deficit       Total
                                  --------  -------------  -----------  ------------ ------------
Balance at September 30, 1996     $  8,020  $    11,250    $ 1,321,830  $(1,245,624) $    95,476
                                            -------------
Net Earnings for the year ended
 September 30, 1996                                                          81,587       81,587
Issuance of common stock               145                      56,655                    56,800
                                  --------                  ----------
Prior period adjustment re:
 underaccrual (Note 10)                                                     (69,352)     (69,352)
                                                                         ------------ -----------
Sub-Total                            8,165       11,250      1,378,485   (1,233,389)     164,511
                                  --------  ------------    ----------   ------------ -----------
Receivable from related entity
 for sale of common stock                                                                (48,773)
                                                                                      -----------
Balance at September 30, 1996     $ 8,165   $    11,250     $1,378,485   $(1,233,389) $  115,738
                                  =======   ============    ==========   ============ ===========












ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS REPORT
                      JAMES J. HARNED,C.P.A.


























Wireless Data Solutions And Subsidiaries
Consolidated Statement of Cash Flows
For The Fiscal Year Ended September 30

                                                   1997            1996
                                             ---------------  --------------
Operating Activities:
Net Income                                     $     81,587    $     487,413

Adjustments to reconcile net income to
net cash provided by (used in) operating
activities:
Depreciation and amortization                                         (1,429)
Prior period adjustment                             (69,352)           5,535

Changes in Operating Assets and Liabilities:
Increase in accounts receivable & other            (346,946)        (231,842)
(Increase) Decrease in inventory                    108,707         (159,566)
Decrease in other assets                           (196,100)             923
Increase in accounts payable                        228,974           89,770
Increase in advances from customers                   8,169            4,800
(Decrease) Increase in other payable                201,553          (11,876)
                                             ---------------  ---------------

Net cash provided by operating activities            16,592          183,728
                                             ---------------  ---------------

Investing Activities:
Proceeds of miscellaneous assets                          0            3,570
                                             ---------------  ---------------
Financing Activities:
Increase in due from related parties               (132,942)        (105,970)
Increase in security deposits                                           (195)
Increase (Decrease)in due to related parties and
 related expenses                                    50,000           (4,606)
Decrease in minority interest in subsidiaries                        (64,519)
Proceeds of issuance of common stock                 56,800            1,114
                                             ---------------  ---------------
Net cash provided by financing activities           (26,142)        (174,176)
                                             ---------------  ---------------
Net increase in cash                                 (9,550)          13,122

Cash at beginning of period                          92,880           79,758
                                             ---------------  ---------------
Cash at end of period                        $       83,330    $      92,880
                                             ===============  ===============









ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS REPORT
                     JAMES J. HARNED, C.P.A.





Wireless Data Solutions, Inc. And Subsidiaries
Notes to Consolidated Financial Statements
September 30, 1997

1.     Organization and Summary of Significant Accounting Policies

       Principles of Consolidation
       ---------------------------

     The accompanying financial statements include the accounts of Wireless Data Solutions, Inc. (WDS) and the following majority-owned subsidiaries:

     Subsidiary                     % of Common Stock Owned
     ----------                     -----------------------
Distributed Networks, Inc. (Dinet)         100
PST Financial Corporation (PFC)            100

     WDS, Dinet, and PFC are hereinafter referred to as the Company.

     All significant intercompany accounts have been eliminated in consolidation.

      Organization
      -------------

    WDS, which is headquartered in Florida, has approximately 350 shareholders of record as of September 30, 1997. WDS's common stock is traded on the OTC Bulletin Board. WDS is not currently required to file quarterly or annual financial reports with the Securities and Exchange Commission (SEC). WDS, however, filed with the SEC for reporting status, and has not yet received approval.

    Dinet designs and markets fleet management and control systems for the two-way mobile radio and cellular (CDPD)markets. It's customers include ready-mix concrete suppliers, taxi-cab companies, parcel delivery services, public transportation, etc. From its offices in Oceanside, California, Dinet sells to customers on a nationwide basis; since September 30, 1994, Dinet has begun selling in the international market with clients in Mexico, Canada, South America, and Malaysia.

    PFC has been a dormant entry for several years and does not have any significant operations.

     Trade Accounts Receivable
     --------------------------

    Bad debts are reported using the allowance method.

Notes to Consolidated Financial Statements
September 30, 1997
Page 2

     Inventories
     -----------

    Raw materials and the related component of work-in-progress inventory are recorded at lower of cost or market using the first-in, first-out method of accounting for inventory.

     Property and Equipment
     ----------------------

    All equipment, fixtures and leasehold improvements have been fully depreciated and amortized, and have no value on the books of the Company.

     Office Space
     ------------

     The Company maintains office ane warehouse space in three locations-Oceanside, California; St. Cloud, Minnesota; and Leesburg, Florida. The Oceanside location houses the offices of Dinet. The Company leases 5,200 square feet of office space for a rent of $2,261 per month for yearly renewable lease periods. The St. Cloud office is leased on a month to month basis at $250 per month, and consists of 850 square feet. The Leesburg office, which constitutes the Company headquarters, consists of 300 square feet, leased monthly for $100.

     Income Taxes
     -------------

    Dinet files separate federal and California income tax returns based on a February 28/29 fiscal years. There are no significant differences in reporting revenue or expenses for financial statement purposes vs. income tax purposes.

    WDS has not filed tax returns as a result of incurring substantial prior losses. The tax losses can be carried forward for 15 years. The Company's net operating loss carryforwards (NOL) are listed as follows:

Year
----
FYE 9-30-85 Loss          $ 156,640
FYE 9-30-86 Loss            350,448
FYE 9-30-87 Loss             63,220
FYE 9-30-88 Loss             77,463
FYE 9-30-89 Loss             28,235
FYE 9-30-90 Loss            155,830
FYE 9-30-91 Loss             73,336
FYE 9-30-92 Loss             60,078
FYE 9-30-93 Loss            162,125

Notes to Consolidated Financial Statements
September 30, 1997
Page 3

FYE 9-30-94 Loss             90,040
FYE 9-30-95 Profit         (208,147)
FYE 9-30-96 Profit         (327,141)
FYE 9-30-97 Profit         ( 81,587)
                         -----------
Total NOL Carryforward   $  600,540

2.  Related Party Transactions and Relationships

A. The names and relationships of the related parties referred to in these notes are set forth below:

Mike McLaughlin, CEO-President of WDS, Chairman and Secretary of Dinet, and approximately 12% stockholder of WDS.

Pat Makovec, Dinet President/PST Treasurer and Secretary and 10.3% stockholder of WDS.

Heartland Diversified Industries, Inc., a non-operating entity which is 35% owned by Mr. McLaughlin and 15% by Mr. Makovec. Heartland is a 22.4% stockholder of WDS.

Brian Watts, Dinet vice-president and general manager and a 4% stockholder of WDS. Mr. Watts also factors the Company's accounts receivable and has received approximately $25,000 in fees for his factoring services.

3.  Preferred Stock.

    In a 1991/1992 private offering, Dinet sold 20 shares of $1,000 face value preferred stock, each of which is convertible into 800 share of Dinet common stock. The 12% annual non-cumulative dividend increased to 25% in January of 1995. This preferred stock is callable upon payment of (1) an 18% premium (which decreased to 15% in January, 1995) for each year the stock is outstanding and (2) all accrued dividends; the call premium is cumulative.

Notes to Consolidated Financial Statements
September 4, 1997
Page 4

4.  Stock Options and Warrants

      Incentive Stock Options
      -----------------------

    Under an incentive stock option plan (ISOP) approved by WDS's stockholders, 500,000 shares of common stock have been authorized/reserved for issuance to officers and other key employees. Exercise price for options granted under the ISOP shall generally not be less than the estimated fair market value of the stock at the date of grant; option periods may not exceed ten years. At September 30, 1997 options for 450,000 shares have been granted. Options outstanding at that date, which are exercisable at 5 cents per share, are summarized as follows:

Options Outstanding              Expiration Date
-------------------              ---------------
     20,000                          11/98
    225,000                          12/99
    --------
    245,000
    -------

    Management Incentive Earnings Plan
    -----------------------------------

   Under a management incentive earnings plan (MIEP), officers and employees could receive warrants based on a minimum after tax profit per share of common stock on a fully diluted basis which would include any warrants issued. The MIEP will be in existence for five year beginning on April 1, 1996 and ending on March 31, 2001. The warrant exercise price is $.50 per share of common stock. These officers and employees will receive warrants in accordance with a schedule of after tax profits of $.06 per share by March 31, 1997 graduated annually by $.06 per share increments. Therefore, at the end of the fifth year - March 31, 2001, an after tax profit of $.30 per share must be achieved. At the start of the plan no participant could receive more than 500,000 warrants, and the maximum number of warrants that could be issued was 1,500,000. The first year of the plan has expired and participants were not eligible for any warrants. At the end of each year if the targeted earnings are not achieved, the number of warrants available are reduced by 20%. The maximum number of warrants that could be issued under the plan is now 1,200,000, and the minimum number that could be issued if the goal is reached in the last year of the plan is 614,000. The life of the warrants if issued is five years.

5.  Commitments and Contingencies

Notes To Consolidated Financial Statements
September 30, 1997
Page 5

The Company has entered into a golden parachute agreement under which it is obligated to certain WDS officers- in the event of hostile or friendly takeover, or if any such officer is terminated for any reason other than allegations of fraud- for severance pay equal to one year's salary. Voluntary resignation reduces the amount by 25%. All liabilities for bonuses, back salaries and reimbursable expenses will be paid, and the cost of benefits will be paid for one year.

6. Accrued Salaries and Expenses Payable

   Over the course of five years, certain officers and key employees elected to leave the major portion of their salaries and expenses as a way of infusing additional cash in WDS thereby enabling WDS to continue its growth pattern. Such salaries and expenses will be disbursed as management determines, assuming cash flow is adequate. All related salaries and tax items have been expensed so that there will be no effect on future earnings.

7. Geographic Areas

   All sales are managed as a single enterprise. However, in compliance with SFAS 14, "Financial Reporting for Segments of a Business Enterprise", the United States is reported as a separate geographic area.

Area                           1997                   1996
----                           ----                   ----

United States Revenues         $2,104,194             $1,740,276

Americas Revenues                 302,708                303,865

Asia Pacific Revenues                   0                 47,414
                               ----------             ----------
Totals                         $2,406,902             $1,153,981

8. Deferred Service Contract

   In April of 1997, WDS entered into a consulting agreement whereby the Consultants would function as public relations, provide services relating to establishing WDS as a reporting company, and other services not related to capital formation, and the company would compensate the Consultants with cash and common stock. The agreed upon






Notes to Consolidated Financial Statements
September 30, 1997
Page 6


compensation was $10,000 in cash and 300,000 shares of common stock. The total value of the services to be provided was $206,400.

9. Subsequent Events

   In October of 1997, the Company extended the Consulting agreement outlined in Note 8 to include an additional 150,000 shares of common stock.

10. Prior Period Adjustments

   The Company made a prior period adjustment to its earnings as a result of an under-accrual of California state income taxes. Under the tax laws of the State of California, operating loss carryforwards are reduced by one-half. This resulted in the aforementioned under-accrual.

11. Sale of Bernard Lee Edwards Securities, Inc.

  Formerly a subsidiary, 670 shares of Bernard Lee & Edwards Securities, Inc. ("BLE") was sold in March, 1996 to Heartland Diversified Industries Inc. for $164,000. The 670 shares represented all of the holdings by PST of BLE. This
was approximately 64% ownership.   Prior to the sale, BLE operated under the
accrual method of accounting. The terms of payment from Heartland was secured by a promissory note and is reflected on the Company's balance sheet, as well as the statement of cash flows. The note has not been collected as at December 7, 1997.

                             PART III

ITEM 1.     FINANCIAL STATEMENTS AND EXHIBITS.

     The following exhibits are filed as a part of this Registration
Statement.1

Exhibit
Number          Description
-------         -----------
2.1*            Agreement dated March 1, 1984, between Heartland Oil & Mineral
                Corporation and Gold Genie Worldwide, an Oregon partnership

2.2* Buy/Sell Agreement dated March 1, 1984, between the Company and Heartland Oil & Mineral Corporation

3.1* Articles of Incorporation of Gold Genie Worldwide, Inc., filed on March 7, 1984

3.2* Certificate of Amendment to the Articles of Incorporation of Products, Services and Technology Corporation, filed on June 13, 1988

3.3* Articles of Domestication of Products, Services and Technology Corporation, filed on June 2, 1997

3.4* Articles of Amendment to the Articles of Incorporation of Products, Services and Technology Corporation, filed on June 13, 1997

3.5* Bylaws of Products, Services and Technology Corporation dated as of June 2, 1997

10.1* Settlement Agreement and Release dated December 17, 1987, between Heartland Diversified Industries, Inc., the Company, and certain individuals

10.2* Agreement, dated April 19, 1988, by and between the Company, Heartland Diversified Industries, Inc., Distributed Networks, Inc., and certain shareholders of Distributed Networks, Inc.

10.3* Buy/Sell Agreement, dated March 27, 1996, by and between the Company and Heartland Diversified Industries, Inc.

10.4 Consulting Agreement dated April 15, 1997, among Products, Services & Technology Corporation, David Wood and Henry Hanson

11*             Statement regarding computation of per share earnings

21*             List of Subsidiaries

24*             Power of Attorney

27*             Financial Data Schedule

99*             Gold Genie Worldwide, Inc. Offering Prospectus, dated July 24,
                1985


1     Summaries of all exhibits contained in this Registration Statement are modified in their entirety by reference to such exhibits.

*     Previously filed.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          WIRELESS DATA SOLUTIONS, INC.

Date:     February 12, 1998               By: /s/ Michael B. McLaughlin
                                             --------------------------
                                             Michael B. McLaughlin
                                             President and Chief Executive
                                             Officer